Exhibit 99.2

Attunity Announces Multi-Million Dollar
Strategic OEM License Agreement with a Top
Information Technology Company
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Three-year license agreement, valued at $9 Million, to
enable data migration solutions with Attunity technology

Opportunities for additional revenues through expansion
and upsell of Attunity solutions and additional services
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BURLINGTON, MA – July 27, 2017 - Attunity Ltd. (NASDAQ CM: ATTU), a leading provider of data integration and Big Data management software solutions, announced today that it has entered into a multi-million dollar OEM license agreement with a top information technology company who will incorporate Attunity technology to facilitate and drive database and data warehouse migrations.

“This agreement is a strategic milestone for Attunity. It solidifies our position as an industry leader for database and Cloud migration, and will be generating significant recurring revenues as well as upside opportunities, and strengthening our position as a strategic partner for this top information technology company,” explained Shimon Alon, Chairman and Chief Executive Officer at Attunity. “During its initial three- year term, the agreement is expected to generate $9 million with options to exceed this amount through license, upsell and services expansions.”

Under the agreement, the partner was granted with a license of Attunity Replicate to support several data migration scenarios. Following the initial term, the partner may extend the agreement for up to three additional years, or convert the annual license to perpetual for a one-time payment of $10 million (or higher if the agreement is expanded to include additional migration scenarios).

The agreement provides additional revenue opportunities in areas that the partner did not license under the agreement, in which case the partner's customers may engage Attunity directly for additional fees. In addition, the partner can expand the scope of the agreement to include more migration scenarios for incremental annual fees and receive additional services.

“Being selected by this partner is a testament to our leading technology and ability to partner with industry leading companies. We expect that this license agreement will also provide us with additional revenue generation opportunities to support our growth over the next few years” concluded Mr. Alon.

Attunity is currently evaluating the accounting implications, including revenue recognition aspects, of the agreement. Cash consideration for the first year is due upon acceptance and then 60 days after each anniversary date thereof.

About Attunity
Attunity is a leading provider of data integration and Big Data management software solutions that enable availability, delivery, and, management of data across heterogeneous enterprise platforms, organizations, and the cloud. Our software solutions include data replication and distribution, test data management, change data capture (CDC), data connectivity, enterprise file replication (EFR), managed file transfer (MFT), data warehouse automation, data usage analytics, and cloud data delivery.

Attunity has supplied innovative software solutions to its enterprise-class customers for over 20 years and has successful deployments at thousands of organizations worldwide. Attunity provides software directly and indirectly through a number of partners such as Microsoft, Oracle, IBM and Hewlett Packard Enterprise. Headquartered in Boston, Attunity serves its customers via offices in North America, Europe, and Asia Pacific and through a network of local partners. For more information, visit  http://www.attunity.com or our blog and join our communities on Twitter, Facebook, LinkedIn and YouTube.

Important Note: The announcement of any particular selection or implementation of Attunity products is not necessarily indicative of the timing of recognition of revenue therefrom or the level of revenue for any particular period.

Safe Harbor Statement
 This press release contains forward-looking statements, including statements regarding the anticipated features and benefits of Replicate and Visibility Solutions, within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995 and other Federal Securities laws. Statements preceded by, followed by, or that otherwise include the words "believes", "expects", "anticipates", "intends", "estimates", "plans", and similar expressions or future or conditional verbs such as "will", "should", "would", "may" and "could" are generally forward-looking in nature and not historical facts. For example, when we say that the license agreement will be generating significant recurring revenues as well as upside opportunities, we are using a forward-looking statement. Because such statements deal with future events, they are subject to various risks and uncertainties and actual results, expressed or implied by such forward-looking statements, could differ materially from Attunity's current expectations. Factors that could cause or contribute to such differences include, but are not limited to: risks and uncertainties relating to our history of operating losses and ability to achieve profitability; our reliance on strategic relationships with our distributors, OEM, VAR and "go-to-market" and other business partners, and on our other significant customers;  risks and uncertainties relating to acquisitions, including costs and difficulties related to integration of acquired businesses; our ability to expand our business into the SAP market and the success of our Gold Client offering; timely availability and customer acceptance of Attunity's new and existing products, including Attunity Compose and Attunity Visibility; risks and uncertainties relating to fluctuations in our quarterly operating results, which may not necessarily be indicative of future periods; changes in the competitive landscape, including new competitors or the impact of competitive pricing and products; a shift in demand for products such as Attunity's products; the impact on revenues of economic and political uncertainties and weaknesses in various regions of the world, including the commencement or escalation of hostilities or acts of terrorism as well as cyber-attacks; and other factors and risks on which Attunity may have little or no control. This list is intended to identify only certain of the principal factors that could cause actual results to differ. For a more detailed description of the risks and uncertainties affecting Attunity, reference is made to Attunity's latest Annual Report on Form 20-F (as amended) which is on file with the Securities and Exchange Commission (SEC) and the other risk factors discussed from time to time by Attunity in reports filed with, or furnished to, the SEC. Except as otherwise required by law, Attunity undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

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© Attunity 2017. All Rights Reserved. Attunity is a registered trademark of Attunity Inc. All other product and company names herein may be trademarks of their respective owners.

Investor Contact:
Garth Russell / Allison Soss
KCSA Strategic Communications
P: + 1 212-682-6300
grussell@kcsa.com / asoss@kcsa.com

Dror Harel-Elkayam, CFO
Attunity Ltd.
P: +972 9-899-3000
dror.elkayam@attunity.com

Press Contact:
Melissa Kolodziej, Senior Director of Marketing Communications, Attunity
melissa.kolodziej@attunity.com
 Tel. 603-305-3664